Corrine L. Scarpello
Senior Vice President and Chief Financial Officer
Supertel Hospitality, Inc.
309 North 5th Street
Norfolk, Nebraska 68701

September 12, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn.:           Kevin Woody, Branch Chief

Re:	Supertel Hospitality, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2010
Filed March 16, 2011
File No. 001-34087

Ladies and Gentlemen:

Set forth below are Supertel Hospitality, Inc.’s responses to the comment letter dated August 24, 2011 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been restated below in their entirety.  The Company’s responses follow each such comment.

Form 10-K for the year ended December 31, 2010

Item 1A.  Risk Factors, page 9

Operating our hotels under franchise agreements..., page 14

1.
We note your disclosure about maintaining franchise licenses.  Please advise us whether your Super 8 or Comfort Inn franchise agreements include any covenants related to your financial condition.  We may have further comments.

The Super 8 and Comfort Inn franchise agreements do not include any financial covenants.

Item 7.  Management’s Discussion and Analysis..., page 32

2.	It appears that NOI and POI are key performance indicators. In future Exchange Act periodic reports please disclose your NOI and POI and provide a reconciliation to the most comparable GAAP measure.

In future Exchange Act periodic reports, we will disclose our NOI and POI and provide a reconciliation to the most comparable GAAP measure.

RevPAR, ADR, and Occupancy, page 34

3.
We note your disclosure that the “same store portfolio” excludes properties that are classified as discontinued operations.  In future periodic filings, to the extent a property is moved from the same store portfolio during the reporting period, please include footnote disclosure identifying the property.

In future periodic reports, to the extent a property is moved from the same store portfolio during the reporting period, we will include a footnote identifying the property.

Liquidity and Capital Resources, page 39

4.
In future Exchange Act periodic reports please provide a more detailed analysis of your sources and uses of cash for the current year.  With respect to sources of cash, please quantify your cash on hand, estimated proceeds from anticipated property sales net of expenses and debt repayment, and remaining capacity on any credit facilities that will not expire prior to year end.  With respect to uses of cash, please quantify your debt and interest obligations for the current year, budgeted capital expenditures, and any scheduled Royco payments.  If known, please quantify the amount you expect to have to finance or refinance during the current year to satisfy cash needs.

In future Exchange Act reports, the Company will provide a more detailed analysis of its sources of cash for the then current year.  The additional analysis, in compliance with the Staff’s comment, will include analysis such as the following (using 12/31/10 information for purposes of this example):

“At December 31, 2010, available cash was $.3 million and the Company’s available borrowing capacity on the Great Western Bank revolver was $4.2 million.  Currently the Company projects that cash flows from operations and the available borrowing capacity from the Great Western Bank revolver will cover the projected operating expense, projected principal and interest payments of $16.9 million, and redemption of the preferred operating units in October 2011 for $.5 million.  However, the operating cash flow and available capacity on the credit line revolver are projected to be insufficient to cover $2.4 million of the planned 2011 capital improvements of $8.5 million.  To assist in covering these near and long term cash needs, management has identified non-core assets in our portfolio to be liquidated over a one to ten year period.  We project that proceeds from anticipated property sales during 2011, net of expenses and debt repayment, of $5.2 million to be available for the Company’s cash needs.  Our remaining borrowing capacity from the Great Western Bank revolver, after the application of the foregoing cash sources to the Company’s cash needs, is projected to be $2.7 million.”

At December 31, 2010, there were no scheduled Royco payments.  Future analysis with respect to uses of cash will include any scheduled Royco payments.  Further, such analysis will also include quantification of any amount we expect to have to finance or refinance during the then current year to satisfy the Company’s cash needs.

Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Fair Value Measurements, page 62

5.	Please tell us how you complied with ASC 825-10-50, or tell us how you determined it was not necessary to disclose the estimated fair value of the debt related to hotel properties held for sale.

ASC 825-10-50 Financial Instruments - disclosure

In previous filings, the Company included only debt related to continuing operations within the fair value of debt disclosure, as we believed the readers of the financial statements would be focused on the debt that would be remaining with the Company in future periods, as the debt related to held for sale assets would be extinguished as each property was sold. Management made this determination with the understanding that the difference of $1.65 million between the carrying value and the estimated fair value of the debt related to held for sale debt would be immaterial to the fair value disclosure.  However, the Company will include both continuing and held for sale debt in our fair value disclosure in the aggregate, and separately, in future filings.

Note 6.  Long-Term Debt, page 68

6.
We note several of your mortgage loans payable to GECC were modified during 2009.  Please tell us how you complied with ASC 470-50, or tell us how you determined these loan modifications were not debt extinguishments.

ASC 470-50 Debt – Modifications and Extinguishments

In accordance with ASC 470-50, we evaluated the  loan modifications that occurred in 2009 related to our General Electric Capital Corporation (GECC) debt to determine whether the terms of the debt instruments had been substantially modified such that the original debt should be considered extinguished.

Applying the guidance in ASC 470-50 we considered the quantitative and qualitative factors to determine if the modification of debt would be considered substantial. ASC 470-50-40-10 indicates that from the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. In performing this analysis, the Company noted the modifications did not change the principal amounts or loan maturity but include a combined increase in interest rates of 150 basis points.  The Company also considered whether any of the credit facilities had changes in recourse or nonrecourse features, priority of the obligations, changes in collateral or debt covenants and/or waivers.

The Company concluded from this analysis that the present value of the cash flows under its amended credit agreements were less than 10 percent different from the present value of the remaining cash flows under the terms of the original agreement both individually and in aggregate.

Exhibits

7.
We note that you have incorporated by reference forms of various agreements, rather than executed agreements.  For example, please see Exhibit 10.2.  Please tell us why you have not filed executed copies of these agreements.  Refer to Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

Exhibit 10.2 to the 2010 Form 10-K is a conformed executed copy of the agreement and was inadvertently referred to as “Form of.”  Further, this agreement has been superseded by Exhibit 10.8 and we will remove Exhibit 10.2 from future exhibit lists.  The other exhibit filed as form to our 2010 Form 10-K consists of the form of the option agreements with respect to compensatory plans, and was filed pursuant to Item 601(b)(10)(iii) of Regulation S-K as form (in lieu of filing each director’s or executive officer’s personal agreements) consistent with Instruction I to Paragraph (b)(10) of Item 601 of Regulation S-K.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (402) 548-5793.

Sincerely,

/s/ Corrine L. Scarpello

Corrine L. Scarpello

cc:	Jennifer Monick, Senior Staff Accountant
Stacie Gorman, Attorney Advisor
Michael McTiernan, Assistant Director
David L. Hefflinger, McGrath North
Guy Lawson, McGrath North